

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Jonathan Farnell
Chief Executive Officer
EQONEX Limited
118 Piccadilly
Mayfair, London W1J 7NW
United Kingdom

Re: EQONEX Limited
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed August 15, 2022
Response dated September 29, 2022
File No. 001-39600

Dear Jonathan Farnell:

We have reviewed your September 29, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2022 letter.

<u>Form 20-F for the Fiscal Year Ended March 31, 2022</u>

<u>Item 3. Key Information, page 6</u>

1. We note your response to comment 2, your proposed new risk factor to be included in future Form 20-F filings and reissue. Please amend your disclosure to describe how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether or not any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors, as well as the source of any such limitations. State whether or not you have established cash management policies

relating to the transfer of funds through your organization and describe them, as applicable. Lastly, please amend your disclosure to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. In this regard, we note that the proposed new risk factor only addressed limited portions of comment 2 and was presented as a standalone risk factor versus as an introduction to Item 3. Please supplementally provide us with your proposed revised disclosure which addresses the full comment.

You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services